Subsidiaries of the Company

Following is a list of subsidiaries of the Company, ownership percentages, and the jurisdictions of incorporation or organization of each.  Each subsidiary does business in its own name only.

Subsidiary	Jurisdiction of Incorporation or Organization

Rio Narcea Gold Mines, S.A. (100%)	Spain
Naraval Gold, SRL (100%)	Spain
Rio Narcea Recursos, S.A. (100%)	Spain
Rio Narcea Recursos, Ltd. (100%)	Ontario